NO-ACT

ACT ICA
SECTION 12(d)(3), 17(a), 17(d)
RULE 2a-7
PUBLIC AVAILABILITY Aug 3, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

[redacted]
09005119

[redacted]
09005118

August 3, 2009

Edward P. Macdonald
Assistant Vice President
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089

Re: The Hartford Mutual Funds, Inc.—The Hartford Money Market Fund (File No. 811-07589)
Hartford Series Fund, Inc.—The Hartford Money Market HLS Fund (File No. 811-08629)

Dear Mr. Macdonald:

Your letter of February 24, 2009 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if The Hartford Mutual Funds, Inc. (the "HMF Company), on behalf of its series The Hartford Money Market Fund (the "HMMF Fund"), Hartford Series Fund, Inc. ("HSF Company," together with the HMF Company, the "Companies"), on behalf of its series The Hartford Money Market HLS Fund (together with the HMMF Fund, the "Funds"), and Hartford Life, Inc. ("Hartford"), amend the agreement summarized below and more fully

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

described in the letter. Hartford Investment Financial Services Company, LLC (the "HIFS Adviser") is an investment adviser registered under the Investment Advisers Act of 1940 and is the HMF Company's investment adviser. HL Investment Advisors, LLC (together with the HIFS Adviser, the "Advisers") is an investment adviser registered under the Investment Advisers Act of 1940 and is the HSF Company's investment adviser. The Support Provider is under common control with the Advisers and, therefore, an affiliated person of an affiliated person of the Funds as defined in Section 2(a)(3) of the Act.

Each Company is an open-end management investment company that is registered with the Commission under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

In September 2008, the Advisers, the Companies and Hartford entered into two capital support agreements (as amended in October 2008, the "Original Agreements") for the benefit of the Funds. The Original Agreements obligate Hartford to make a cash contribution (up to a specified maximum amount) to each Fund sufficient to restore the Fund's net asset value ("NAV") to a specified minimum permissible NAV if certain triggering events occur. The Original Agreements were intended to limit the potential losses that the Funds may incur upon the ultimate disposition of certain notes specified in the Original Agreements (the "Notes"). The Original Agreements were entered into after the staff of the Division of Investment Management informed the Companies, the Advisers and Hartford that it would not recommend enforcement action to the Commission if the arrangement was effected.[4]

You state that, by their terms, the Original Agreements terminate and the Funds generally must sell the Notes if Hartford is no longer an issuer of short-term obligations that are "First Tier Securities" within the meaning of rule 2a-7 under the Act (a "First Tier Issuer"), unless the Advisers substitute an obligation or credit support that satisfies the requirements of first tier securities within 15 calendar days from the occurrence of such an event and during that 15 day period Hartford's obligations qualify as "Second Tier Securities" within the meaning of rule 2a-7 under the Act (a "Second Tier Issuer"). You further state that on February 9, 2009, Fitch Ratings downgraded its short-term credit rating of Hartford to F2, and Standard & Poor's Ratings downgraded its short-term rating of Hartford to A-2. As a result of these downgrades, Hartford is now a Second Tier Issuer. You state that if the Notes were sold at this time, no capital contributions are expected to be required to be made to either Fund under the Original Agreements because each Fund's market-based NAV is greater than the minimum permissible NAV specified in the Original Agreements. However, you state that some of the Notes have unrealized losses because their mark-to-market valuations are below their amortized cost value. Accordingly, you state that there would be no benefit to the Funds if the Notes were sold and the Agreements terminated due to the status of Hartford as a Second Tier Issuer.

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4 *See* The Hartford Mutual Funds, Inc.—The Hartford Money Market Fund; Hartford Series Fund, Inc.—The Hartford Money Market HLS Fund, SEC Staff No-Action Letter (Oct. 20, 2008).

You state that the Advisers, the Companies and Hartford now seek to amend and restate the Original Agreements (the "Amended Agreements"), and a form of the Amended Agreements was provided to the staff. The principal changes they propose to make to the Original Agreements are to remove requirements relating to Hartford being a First Tier Issuer, to amend the maximum amount that Hartford would be required to contribute to the Funds under the capital support agreements, and to provide for a segregated account to support Hartford's obligations under the agreements.

You represent the following with respect to the Amended Agreements:

(i) The Adviser and Hartford would establish and fund a segregated account for each Fund (each, a "Segregated Account") with each Fund's custodian, a bank qualified under Section 17(f) of the Act;

(i) Each Segregated Account would consist of cash or cash equivalents equal to the maximum amount that Hartford is required to contribute to the Fund under the Amended Agreements (the "Maximum Contribution Amount") and may be reduced only by the amount of any capital contributions made by Hartford to the Funds;

(ii) The Maximum Contribution Amount would be defined in the Amended Agreements to be the unrealized losses in each Fund with respect to the Notes as of the close of business on the date prior to execution of the Amended Agreements, with such Maximum Contribution Amount to be automatically increased (subject to an overall maximum limit) if the market-based NAV per share of a Fund decreases below $0.9975 in any given calendar week;

(iii) If Hartford fails to make a capital contribution when due under the Amended Agreements, the applicable Fund will withdraw funds from the Segregated Account and the assets of the Segregated Account would be available to the Fund by means of a transfer initiated by the Fund Treasurer without the requirement of further action or consent by Hartford;

(iv) The Adviser and Support Provider will bear the expenses of the Segregated Accounts;

(v) The Funds' sub-adviser continues to believe that the Notes present minimal credit risks and has determined that it would not be in the best interests of each Fund or its shareholders to dispose of the Notes at this time; and

(vi) The board of directors of each Company, including a majority of the directors who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has approved the Amended Agreements and has determined that the Amended Agreements are in the best interests of each Fund and its shareholders, and that it would be in the best interests of the Funds to maintain the Amended Agreements, notwithstanding the fact that Hartford is not a First Tier Issuer.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Companies (on behalf of the Funds), the Advisers and Hartford enter into the Amended Agreements.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Sarah G. ten Siethoff

Sarah G. ten Siethoff
Senior Counsel

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5 This letter confirms oral no-action relief provided by the undersigned to Edward P. Macdonald on February 24, 2009.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n.20. In light of the very fact-specific nature of the Funds' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Edward P. Macdonald
Assistant Vice President
200 Hopmeadow Street
Simsbury, CT 06089
Tel: 860-843-9934
Fax: 860-843-8665
Edward.Macdonald@thehartford.com

February 24, 2009

FOIA CONFIDENTIAL TREATMENT REQUESTED

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Sections 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

I am writing on behalf of The Hartford Mutual Funds, Inc. and Hartford Series Fund, Inc. (each a "Company"), each an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"). The Hartford Money Market Fund (a "Fund") is a series of The Hartford Mutual Funds, Inc. for which Hartford Investment Financial Services Company, LLC (an "Adviser") serves as the investment adviser. The Hartford Money Market HLS Fund (also a "Fund") is a series of Hartford Series Fund, Inc. for which HL Investment Advisors, LLC (also an "Adviser") serves as the investment adviser. Each Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Hartford Life, Inc. (the "Support Provider"), an affiliate of the Advisers, is currently serving as the support provider of a Capital Support Agreement provided to each Fund, executed on September 26, 2008 and amended on October 8, 2008 (each an "Agreement").

Each Agreement identified certain portfolio holdings (the "Notes") in respect of which the Support Provider would be obligated to provide a capital contribution to the Fund if, as a result of losses realized on the Notes (as defined in the Agreement), the market-based net asset value ("NAV") per share of the Fund would drop below $0.995 subject to the limits specified under the terms of the Agreement. On September 26, 2008, the Companies (on behalf of the Funds), the Advisers and the Support Provider requested that the staff of the Division of Investment Management (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") issue a letter indicating that the Staff would not recommend that the Commission take any enforcement action under Sections 17(a), 17(d), and 12(d)(3) of the 1940 Act and the rules thereunder if the Support Provider, the Adviser and the Companies (on behalf of Funds) entered into the Agreements. The Staff issued such a letter on October 20, 2008 (the "Staff's October Letter"). By their terms, the Agreements terminate and the Funds generally must sell the Notes if the Support Provider is no longer an issuer of short-term obligations that are first-tier securities within the meaning of Rule 2a-7 under the 1940 Act ("First Tier Issuer") unless the Advisers substitute an obligation or credit support that satisfies the requirements of a "First Tier Security" (as defined in Rule 2a-7) within fifteen (15) calendar days from the occurrence of such event and during that 15 days period the Support Provider's obligations qualify as "Second Tier Securities" (as defined in Rule 2a-7).

On February 9, 2009, Fitch Ratings downgraded its short-term credit rating of the Support Provider to F2, and Standard & Poor's Ratings downgraded its short-term credit rating of the Support Provider to A-2. As a result of the downgrades, the Support Provider is now deemed to be an issuer of short-term obligations that are second-tier securities within the meaning of Rule 2a-7 under the 1940 Act (a "Second Tier Issuer"). It is unlikely that any affiliate of the Advisers or the Support Provider will be able to substitute for the Support Provider under the Agreements as a First Tier Issuer given the current credit environment. If the Notes were sold at this time, no capital contributions are expected to be required to be made to either Fund under its Agreement because each Agreement provides that the amount of any such capital contribution under the Agreement will be that amount necessary to maintain the Fund's market-based NAV per share at $0.9950, subject to the terms of the Agreement, including the aggregate maximum contribution amount set forth in the Agreement. As of the close of business on February 20, 2009, each Fund's market-based NAV per share was greater than $0.9975.

As of the date of this letter, some Notes are currently held by each Fund and other Notes have matured or were sold by the Fund. The Notes still held by the Funds, however, are "Eligible Securities" for purpose of Rule 2a-7. Some of the Notes currently held by the Funds have unrealized losses, in that their mark-to-market valuations are less than their amortized costs; however, because these unrealized losses are reflected in the current mark-to-market valuations, neither Fund's market-based NAV per share is expected to fall below $0.9950 if the Notes were sold. As a result, if the Notes were sold at the present time, the Support Provider would not be obligated to make any capital contribution to the Funds under the Agreements and there would be no benefit to the Funds if the Notes were sold and the Agreements terminated due to status of the Support Provider as a Second Tier Issuer. Furthermore, Hartford Investment Management Company, the Funds' sub-adviser, believes that the Notes present minimal credit risks; and

Hartford Investment Management Company believes that it would not be in the best interests of each Fund or its shareholders to dispose of the Notes at this time. Hartford Investment Management Company and the Advisers further believe that it would be in the best interests of the Funds to maintain the Agreements, notwithstanding the fact that the Support Provider is not a First Tier Issuer.

In order to continue to mitigate any negative impact that current market conditions may continue to have on the Funds, the Advisers and the Support Provider, although under no obligation to do so, have determined they would like to seek a means for the Agreements to remain in place so that the Funds may continue to receive the benefits of the Agreements. To do so, subject to the no-action assurances requested in this letter, the Funds, the Advisers and the Support Provider would like to amend provisions in each Agreement relating to: (1) the requirement that the Support Provider be a First Tier Issuer; and (2) the termination of the Agreement in the event that the Support Provider is no longer a First Tier Issuer (as discussed in detail below). Furthermore, the Funds, the Advisers and the Support Provider would like to amend provisions in each Agreement to provide for a segregated account to support the Agreement.

The Adviser and the Support Provider would establish and fund a segregated account for each Fund (each a "Segregated Account") with each Fund's custodian, a bank qualified under Section 17(f) of the 1940 Act. Each Segregated Account would consist of cash or cash equivalents equal to the maximum amount that the Support Provider is obligated to contribute to the Fund under the Agreement (as further described below, the "Maximum Contribution Amount"). The Maximum Contribution Amount would be defined in the Agreement to be the unrealized losses in the Fund with respect to the Notes as of the close of business on the date prior to execution of the amended Agreement, with such Maximum Contribution Amount to be automatically increased (subject to an overall maximum limit) if the market-based NAV per share of the Fund decreases below $0.9975 in any given calendar week. If the Support Provider fails to make a capital contribution when due under the Agreement, the Fund will make a withdrawal from the Segregated Account and the assets of the Segregated Account would be available to the Fund by means of a transfer initiated by the Fund Treasurer without the requirement of further action or consent by the Adviser. The Adviser and Support Provider will bear the expenses of the Segregated Accounts. Any interest earned on the Segregated Accounts would not increase the capital contributions owed under the Agreements.

If the Agreements are amended, the Agreements would remain in place until no later than 5:00 p.m. Eastern time on September 26, 2009 (the current expiration date of the Agreements), but could terminate earlier if all of the Notes have been sold by the Funds. If at 5:00 p.m. Eastern Time on September 26, 2009, a Fund holds any Notes, the sale of which would trigger a capital contribution under the Agreement, the Fund would sell such Notes prior to the termination of the Agreement and the Support Provider would be obligated to make corresponding capital contributions under the terms of the Agreement. In the event that no payment is required under the Agreements, the Adviser and the Support Provider would receive the assets from the Segregated Accounts and any interest earned thereon.

Action Requested

I am writing to seek your assurance that the Staff will not recommend enforcement action under Sections 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if the each Company, on behalf of each Fund, amends certain provisions of the Agreement for each Fund, as described below and as set forth in draft amended and restated capital support agreements provided to the Staff.

More specifically, the Funds, the Advisers and the Support Provider proposed to amend each Agreement as follows:

(1) revise provisions in the Agreement relating to representations and requirements of the Support Provider as a First Tier Issuer;

(2) revise provisions in the Agreement so that the Fund is not required to sell the Notes if the Support Provider is no longer a First Tier Issuer and an appropriate substitute Support Provider is not obtained and so that the Agreement does not terminate in these circumstances; and

(3) add a new provision to the Agreement to obligate the Adviser and the Support Provider to establish a Segregated Account for the benefit of the Fund, as described in more detail above.

(Collectively, the proposed amendments to the Agreements are referred to herein as the "Proposed Amendments.")

The Board, including a majority of the Independent Directors, has approved the terms of the Proposed Amendments, and determined that the Proposed Amendments are in the best interests of each Fund and its shareholders, and that it would be in the best interests of the Funds to maintain the Agreements, notwithstanding the fact that the Support Provider is not a First Tier Issuer. Furthermore, the Fund's sub-adviser, an affiliate of the Adviser and the Support Provider, continues to believe that the Notes present minimal credit risks and has determined that it would not be in the best interests of each Fund or its shareholders to dispose of the Notes at this time.

<u>Action Requested under the 1940 Act</u>

As noted above, in the Staff's October Letter, the Staff previously agreed not to recommend that the Commission take any enforcement action under Sections 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder against the Funds, the Advisers and the Support Provider related to the execution of the Agreements. I submit that retaining the Agreements through the Proposed Amendments is in the best interest of the Funds and their shareholders. Without the Proposed Amendments, the Agreements would terminate, and I believe that the Funds and the shareholders are better served by retaining the Agreements with the addition of the Segregated Accounts as a replacement for the requirement that the Support Provider continue to be a First Tier Issuer. The Agreements, as amended, provide a continuing contractual obligation that could support the Funds' ability to maintain a stable net asset value.

<u>Analysis</u>

The Support Provider is an "affiliated person" of the Fund under Section 2(a)(3) of the

1940 Act. The Agreements may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. Currently, the Notes are classified as "Eligible Securities" for purposes of Rule 2a-7.

The Agreements also may fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

The Agreements also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to the Advisers or any affiliated persons of the Advisers, such as the Support Provider.

By entering into the Agreements, the Support Provider may be considered to have violated Section 17(a)(1) or 17(d) and the Funds may be considered to have violated Section 12(d)(3). I submit that, notwithstanding the potential violations, each Agreement is in the best interest of each Fund and its shareholders. Each Agreement effectively limits the risk to each Fund and its shareholders that losses arising from the Fund's current exposure to the Notes might cause the Fund to "break the buck."

Based upon the foregoing, I would appreciate the Staff's confirmation that the Staff will not recommend enforcement action if each Company (on behalf of the Funds), the Advisers and the Support Provider execute the Proposed Amendments as described above.

Please be advised that, in accordance with the Freedom of Information Act and Section 200.81(b) of the SEC's rules, I respectfully request that this letter, the related materials and the Commission's response be granted confidential treatment until March 2, 2009. The information about the Proposed Amendments is not yet public and premature disclosure may harm the Funds, the Advisers and the Support Provider.

Please contact the undersigned at (860)843-9934, or Cate Marshall at (860)843-9871, if you have any questions or comments regarding this request.

Sincerely,

Edward P. Macdonald